INNATE PHARMA REPORTS FIRST HALF 2021 FINANCIAL RESULTS AND BUSINESS UPDATE

•First data set from lacutamab TELLOMAK trial demonstrated encouraging 35% overall global response rate, including skin improvement in patients with mycosis fungoides that express KIR3DL2
•New pre-clinical data presented from next-generation NK cell engager platform, ANKET™, highlighted robust anti-tumor efficacy across several in vivo tumor models and manageable safety profile
•Cash position of €159.4 million1 as of June 30, 2021
•Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT

Marseille, France, September 15, 2021, 7:00 AM CEST
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the six months ended June 30, 2021. The consolidated financial statements are attached to this press release.

“In the first half of 2021, we had two key advancements in our portfolio – encouraging new lacutamab data in a subtype of cutaneous T-cell lymphoma, mycosis fungoides, and new data from our proprietary, multi-specific NK cell engager platform, ANKET™. These progressions have set the stage for delivering both near and long-term value, while also highlighting the strength and depth of our core R&D efforts,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We look forward to the continued progress of our pipeline, including the upcoming monalizumab presentation at ESMO and our lacutamab clinical trial program, in addition to advancing our early-stage R&D activities. These important efforts will help to progress the next wave of innovation at Innate.”

Webcast and conference call will be held today at 2:00 p.m. CEST (8:00 a.m. ET)
Access to live webcast: https://edge.media-server.com/mmc/p/bi2jkpjr

Participants may also join via telephone by registering in advance of the event at
http://emea.directeventreg.com/registration/3774818.

Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call.

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

1 Including short term investments (€15.3 million) and non-current financial instruments (€40.1 million)
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Financial highlights for the first half of 2021:
The key elements of Innate’s financial position and financial results as of and for the six-month period ended June 30, 2021 are as follows:
•Cash, cash equivalents, short-term investments and financial assets amounting to €159.4 million (€m) as of June 30, 2021 (€190.6m as of December 31, 2020).
•Revenue and other income amounted to €15.7m in the first half of 2021 (€36.7m in the first half of 2020) and mainly comprise of:
◦Revenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements:
▪(i) Revenue from collaboration and licensing agreements for monalizumab decreased by €13.5m to €6.1m in the first half of 2021 (€19.6m in the first half of 2020), due to lower costs in connection with the collaboration works performed relating to the trials’ maturity;
▪(ii) Revenue from collaboration and licensing agreements for IPH5201 are nil for the first half of 2021 (€8.7m in the first half of 2020), due to the Company having fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program as of December 31, 2020.
▪Revenue from invoicing of research and development (R&D) costs for avdoralimab (IPH5401) and IPH5201 are €1.2m the first half of 2021 (€1.1m in the first half of 2020), or an increase of €0.1m, or 11%, between the first half of 2020 and the first half of 2021.
◦Government funding for research expenditures of €6.4m in the first half of 2021 (€6.9m in the first half of 2020).
•Operating expenses are €41.1m in the first half of 2021 (€46.0m in the first half of 2020), of which 53.0% (€21.8m) are related to R&D.
◦R&D expenses decreased by €9.7m to €21.8m in the first half of 2021 (€31.5m in the first half of 2020). This change mainly results from a decrease in depreciation and amortization expenses allocated to R&D, and a decrease in direct R&D expenses relating to Lumoxiti following the end of the transition period with AstraZeneca in September 2020 and the return of commercialization rights in the U.S. and Europe, as well as the end of recruitment in trials evaluating avdoralimab in oncology.
◦Selling, general and administrative (SG&A) expenses increased by €4.8m to €19.3m in the first half of 2021 (€14.5m in the first half of 2020) primarily as a result of the provision for charges booked as of June 30, 2021 relating to the payment of $6.2m (€5.2m as of June 30,2021) to be made to AstraZeneca on April 30, 2022. In the full year results 2020 announcement2, the Company reported a contingent liability of up to $12.8m in its consolidated financial statements, which was linked to the split of certain manufacturing costs. As part
2 See note 18) of the consolidated financial statements as of December 31, 2020
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of the termination and transition agreement, effective on June 30, 2021, Innate and AstraZeneca agreed to split the manufacturing costs, and Innate will pay $6.2m on April 30, 2022.
•Revenue from distribution agreement are nil in the first half of 2021 (net gain of €0.9m in the first half of 2020). As of June 30, 2021, following the end of the transition period relating to the commercialization of Lumoxiti in the U.S. on September 30, 2020, the Company recognized net sales of Lumoxiti for the first half of 2021 for an amount of €1.0m.
•A net financial gain of €1.7m in the first half of 2021 (net financial loss of €2.0m in the first half of 2020), principally as a result of the decrease in fair value of certain of our financial instruments due to the negative impact of the COVID-19 outbreak on the financial markets in the first half of 2020.
•A net loss of €23.7m for the first half of 2021 (net loss of €10.3m for the first half of 2020).
The table below summarizes the IFRS consolidated financial statements as of and for the six months ended June 30, 2021, including 2020 comparative information.

In thousands of euros, except for data per share	June 30, 2021	June 30, 2020
Revenue and other income	15,686	36,745
Research and development expenses	(21,794)	(31,499)
Selling, general and administrative expenses	(19,321)	(14,490)
Operating expenses	(41,115)	(45,989)
Net income / (loss) distribution agreements	—	896
Operating income (loss)	(25,428)	(8,348)
Net financial income (loss)	1,709	(1,986)
Income tax expense	~~—~~	—
Net income (loss)	(23,719)	(10,334)
Weighted average number of shares ( in thousands) :	78,998	78,892
- Basic income (loss) per share	(0.30)	(0.13)
- Diluted income (loss) per share	(0.30)	(0.13)

	June 30, 2020	December 31, 2020
Cash, cash equivalents and financial assets	159,402	190,571
Total assets	266,217	307,423
Total shareholders’ equity	133,561	155,976
Total financial debt	16,502	19,087

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Pipeline highlights:
Lacutamab (anti-KIR3DL2 antibody):
•In June 2021, the Company announced promising preliminary data from its Phase 2 TELLOMAK trial, in which lacutamab demonstrated a 35% overall global response rate in patients with mycosis fungoides (MF) that express KIR3DL2 (cohort 2). This first trial data set also established safety and demonstrated skin improvement. Lacutamab reached the pre-determined threshold to advance to stage 2 (six confirmed responses). These results were presented in an oral presentation at the 16th International Conference on Malignant Lymphoma (16-ICML).

•In the second half of the year, the Company will initiate two parallel clinical trials to study lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL):

◦Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL.

◦Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) plans to initiate an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

ANKET™ (Antibody-based NK cell Engager Therapeutics):

•In June 2021, the Company presented new data on its next-generation NK cell engager platform, ANKET, at the Federation of Clinical Immunology Societies (FOCIS) meeting. Specifically, Innate shared data from its tetra-specific ANKET molecule, which is the first NK cell engager technology to engage two NK cell activating receptors (NKp46 and CD16), a cytokine receptor (IL-2Rb) and a tumor antigen via a single molecule. In preclinical studies, the tetra-specific ANKET demonstrated in vitro the ability to induce human NK cell proliferation, cytokine production and cytolytic activity against cancer cells expressing the targeted antigen. The tetra-specific ANKET also demonstrated in vivo anti-tumor efficacy in several tumor models, allowing regression of established tumors as well as control of metastasis, associated with increased NK cell infiltration, cytokine and chemokine production at the tumor site. ANKET also showed a pharmacodynamic effect, low systemic cytokine release and a manageable safety profile in non-human primates.

•Progress was made in the IPH6101/SAR443579 collaboration with Sanofi, resulting in the decision announced in January 2021 that Sanofi will transition IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. IPH6101 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format (Gauthier et al. Cell 2019). The decision triggered a €7 million milestone payment from Sanofi to Innate. In addition, in January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program.

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•The Company will present further ANKET data at the European Society for Medical Oncology (ESMO) Congress 2021 on September 18, 2021.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

•On September 17, 2021, AstraZeneca will present a late-breaker abstract on the COAST Phase 2 trial, highlighting progression-free survival (PFS) results for novel durvalumab combinations with potential new medicines, including Innate’s lead partnered asset, monalizumab, and AstraZeneca’s oleclumab, an anti-CD73 monoclonal antibody, in unresectable, Stage III non-small cell lung cancer at the ESMO Congress 2021.

•The Company expects to publish data this year from the Phase 2 expansion cohort (‘cohort 3’), exploring the combination of monalizumab, cetuximab and durvalumab in first-line IO naïve patients with R/M SCCHN.

Avdoralimab (IPH5401, anti-C5aR antibody):

•In July 2021, the Company announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial. Results from this trial, including translational data, are planned to be submitted for publication. The Company’s COVID-19 activities were covered by public funding from the French government.
•Following a strategic review, the Company will now solely pursue avdoralimab in bullous pemphigoid, an inflammatory disease, through an investigator-sponsored study and stop further development in all other indications.
Corporate Update:
•Bpifrance informed Innate that its permanent representative at Innate’s Supervisory Board, Ms. Maylis Ferrere will be replaced by Mr. Olivier Martinez, Senior Investment Director in the Life Sciences Investments Department of the Direction of Innovation of Bpifrance, who has been Observer of Innate’s Supervisory Board since 2010.
•Announced on May 28, 2021, Novo Nordisk A/S, represented by Marcus Schindler, M.D., decided not to seek re-election to the Supervisory Board due to Dr. Schindler’s new role as Executive Vice President Research & Early Development and Chief Scientific Officer of Novo Nordisk A/S. Novo Nordisk A/S remains a shareholder in the Company but no longer has a seat on its Supervisory Board.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate Pharma |HY 2021 Financial results | 5

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com
Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29
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Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors	Media
Henry Wheeler	Tracy Rossin (Global/US)
Tel.: +33 761 88 38 74	Tel.: +1 240 801 0076
Henry.Wheeler@innate-pharma.fr	Tracy.Rossin@innate-pharma.com
ATCG Press Marie Puvieux (France) Tel. : +33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com
Innate Pharma |HY 2021 Financial results | 7

Summary of Interim Condensed Consolidated Financial Statements and Notes as of JUNE 30, 2021

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Interim Condensed Consolidated Statements of Financial Position
(in thousand euros)

	June 30, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents	103,980	136,792
Short-term investments	15,341	14,845
Trade receivables and others	10,368	21,814
Total current assets	129,688	173,451

Non-current assets
Intangible assets	45,193	46,289
Property and equipment	10,891	11,694
Non-current financial assets	40,081	38,934
Other non-current assets	210	147
Trade receivables and others - non-current	34,753	29,821
Deferred tax asset	5,400	7,087
Total non-current assets	136,528	133,972

Total assets	266,217	307,423
Liabilities

Current liabilities
Trade payables and others	17,026	29,538
Collaboration liabilities – current portion	7,489	1,832
Financial liabilities – current portion	2,017	2,142
Deferred revenue – current portion	10,464	11,299
Provisions - current portion	5,623	676
Total current liabilities	42,619	45,488

Non-current liabilities
Collaboration liabilities – non-current portion	38,445	44,854
Financial liabilities – non-current portion	14,485	16,945
Defined benefit obligations	3,879	4,177
Deferred revenue – non-current portion	27,602	32,674
Provisions - non-current portion	226	221
Deferred tax liabilities	5,400	7,087
Total non-current liabilities	90,037	105,959

Shareholders’ equity
Share capital	3,952	3,950
Share premium	373,043	372,130
Retained earnings	(220,431)	(156,476)
Other reserves	715	355
Net income (loss)	(23,719)	(63,983)
Total shareholders’ equity	133,561	155,976

Total liabilities and shareholders’ equity	266,217	307,423
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Interim Condensed Consolidated Statements of Income (loss) (in thousand euros)

	June 30, 2021	June 30, 2020

Revenue from collaboration and licensing agreements	8,304	29,841
Government financing for research expenditures	6,368	6,904
Lumoxiti Sales	1,015	—

Revenue and other income	15,686	36,745

Research and development expenses	(21,794)	(31,499)
Selling, general and administrative expenses	(19,321)	(14,490)

Operating expenses	(41,115)	(45,989)

Net income / (loss) distribution agreements	—	896

Operating income (loss)	(25,428)	(8,348)

Financial income	3,490	2,446
Financial expenses	(1,781)	(4,431)

Net financial income (loss)	1,709	(1,986)

Net income (loss) before tax	(23,719)	(10,334)

Income tax expense	—	—

Net income (loss)	(23,719)	(10,334)

- Basic income (loss) per share	(0.30)	(0.13)
- Diluted income (loss) per share	(0.30)	(0.13)

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Interim Condensed Consolidated Statements of Cash Flow
(in thousand euros)

	June 30, 2021	June 30, 2020
Net income (loss)	(23,719)	(10,334)
Depreciation and amortization, net	2,168	6,719
Employee benefits costs	268	264
Change in provision for charges	4,952	142
Share-based compensation expense	853	824
Change in valuation allowance on financial assets	(1,031)	2,536
Gains (losses) on financial assets	(443)	(48)
Change in valuation allowance on financial instruments	(170)	425
Gains on assets and other financial assets	(86)	(758)
Interest paid	160	173
Other profit or loss items with no cash effect	(1,476)	(373)
Operating cash flow before change in working capital	(18,524)	(430)
Change in working capital	(12,638)	(57,595)
Net cash generated from / (used in) operating activities:	(31,162)	(58,025)
Acquisition of intangible assets, net	(33)	(9,306)
Acquisition of property and equipment, net	(240)	(544)
Purchase of non-current financial instruments	—	(3,000)
Disposal of property and equipment	2	36
Purchase of other assets	(63)	(52)
Interest received on financial assets	86	758
Net cash generated from / (used in) investing activities:	(247)	(12,108)
Proceeds from the exercise / subscription of equity instruments	61	3
Repayment of borrowings	(1,127)	(1,029)
Net interest paid	(160)	(173)
Net cash generated / (used in) from financing activities:	(1,226)	(1,199)
Effect of the exchange rate changes	(178)	(13)
Net increase / (decrease) in cash and cash equivalents:	(32,813)	(71,345)
Cash and cash equivalents at the beginning of the year:	136,792	202,887
Cash and cash equivalents at the end of the six-months period:	103,980	131,542

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Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euros	June 30, 2021	June 30, 2020
Revenue from collaboration and licensing agreements	8,304	29,841
Government funding for research expenditures	6,368	6,904
Lumoxiti sales	1,015	—
Revenue and other income	15,686	36,745
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €21.5 million, or 72.2%, to €8.3 million for the six months ended June 30, 2021, as compared to revenues from collaboration and licensing agreements of €29.8 million for the six months ended June 30, 2020. These revenues were derived principally from our agreements with AstraZeneca and Sanofi and are recognized on the basis of the percentage of completion of the works performed by the Company.
The evolution for the first half of 2021 is mainly due to:
•Revenue related to monalizumab decreased by €13.5 million, or 69.0%, to €6.1 million for the six months ended June 30, 2021, as compared to €19.6 million for the six months ended June 30, 2020. This decrease mainly results from lower costs in connection with the collaboration works performed relating to the trials’ maturity.
As of June 30, 2021, the deferred revenue related to monalizumab was €20.7 million (€10.5 million as “Deferred revenue—Current portion” and €10.2 million as “Deferred revenue—Non-current portion).
•Revenue related to IPH5201 are nil for the six months ended June 30, 2021, as compared to €8.7 million for the six months ended June 30, 2020. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. Consequently, the Company has not recognized any revenue related to the spreading of the milestone received from the agreement with AstraZeneca on IPH5201 as of June 30, 2021.
•Invoicing of research and development costs: Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase 1 trial of avdoralimab are equally shared between Innate Pharma and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca, resulting in periodic settlement invoices. These costs are invoiced back on a quarterly basis. Revenue from invoicing of research and development costs for the six months ended June 30, 2021 increased by €0.1 million, or 11%, to €1.2 million, as compared to €1.1 million for the six months ended June 30, 2020.

Government funding for research expenditures
Government financing for research expenditures decreased by €0.5 million, or 7.8%, to €6.4 million for the six months ended June 30, 2021 as compared to €6.9 million the six months ended June 30, 2020. This change is mainly due to (i) a decrease in amortization of the acquired licenses (monalizumab and IPH5201) and decrease in eligible private
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subcontracting costs included in research tax credit calculation, in connection with the decrease in R&D subcontracting over the period; (ii) partly offset by an increase in grants of €1.3 million in connection with the recording in revenue of the first relative repayable advance tranche paid to the Company and pursuant to the BPI financing contract signed in August 2020. This payment was received by the Company at contract signing. This financing contract was set up as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of June 30, 2021, this financing is considered by the Company to be non-refundable, in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "FORCE" trial evaluating avdoralimab in COVID-19, published on July 6, 2021.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the six months ended June 30, 2021 and 2020. Following the loss of the SME status under European Union criteria since December 31, 2019, the CIR for the tax year 2021 will be imputable on the tax expense of the following three tax years, or refunded if necessary at the end of this delay.

Lumoxiti Sales
As of June 30, 2021, following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the first half of 2021 for an amount of €1.0 million.

Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2021 and 2020:

In thousands of euros	June 30, 2021	June 30, 2020
Research and development expenses	(21,794)	(31,499)
General and administrative expenses	(19,321)	(14,490)
Operating expenses	(41,115)	(45,989)

Research and development expenses
Research and development (“R&D”) expenses decreased by €9.7 million, or 30.8%, to €21.8 million for the six months ended June 30, 2021, as compared to €31.5 million for the six months ended June 30, 2020, representing a total of 53.0% and 68.5% of the total operating expenses, respectively. R&D expenses include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, and personnel expenses.
Direct expenses decreased by €3.8 million, or 23.8%, to €12.1 million for the six months ended June 30, 2021, as compared to €15.9 million for the six months ended June 30, 2020. This decrease is mainly explained by (i) a decrease of €1.4 million in expenses relating to Lumoxiti, which is explained by the end of the transition period with AstraZeneca in September 2020 and the decision taken by the Company to return commercial rights in the United States and in Europe notified in December 2020, (ii) a
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decrease of €1.7 million in expenses relating to the avdoralimab program in connection with the decision taken by the Company at the end of the first half of 2020 to stop recruitment in trials evaluating avdoralimab in oncology, and (iii) a €0.7 million decrease in expenses relating to monalizumab in connection with the maturity of clinical trials falling within the scope of the collaboration with AstraZeneca.
Personnel and other expenses allocated to R&D decreased by €5.9 million, or (37.9%), to €9.7 million for the six months ended June 30, 2021, as compared to an amount of €15.6 million for the six months ended June 30, 2020. This decrease is mainly explained by the decrease in depreciation and amortization expenses allocated to R&D for €4.7 million in connection with the decrease in depreciation expenses relating to the licenses acquired and concerning (i) Lumoxiti for €2.0 million (intangible asset fully depreciated as of December 31, 2020), (ii) IPH5201 for €1.8 million (intangible asset fully amortized as of December 31, 2020) and (iii) monalizumab for €0.7 million, in connection with the extension of the estimated end date of the program clinical studies.

Selling, general and administrative expenses
Selling, general and administrative (“SG&A”) expenses increased by €4.8 million, or 33.3%, to €19.3 million for the six months ended June 30, 2021, as compared to €14.5 million for the six months ended June 30, 2020, representing a total of 47.0% and 31.5% of the total operating expenses, respectively.
Personnel expenses are stable, to €6.4 million for the six months ended June 30, 2021 as compared to €6.4 million for the six months ended June 30, 2020.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees as well as consulting fees in relation to business strategy and operations and hiring services. Non-scientific advisory and consulting expenses decreased by €0.8 million, or (19.9%), to €3.3 million for the six months ended June 30, 2021 as compared to €4.1 million for the six months ended June 30, 2020, primarily as a result of expenses related to the commercialization of Lumoxiti and the structuring of our U.S subsidiary in the first semester of 2020.
Selling, general and administrative expenses include the provision for charges relating to the payment of $6.2 million (€5.2 million as of June 30, 2021) to be made on April 30, 2022 to AstraZeneca under the Lumoxiti transition and termination agreement effective as of June 30, 2021. The provision thus constituted is presented under “Provision - current portion” in the consolidated balance sheet.
Following the December 2020 announcement, Innate and AstraZeneca have successfully executed the Lumoxiti termination and transition agreement. The companies are currently in a transition period, in which Innate will remain the Biologics License Application (BLA) holder in the U.S until September 30, 2021. AstraZeneca will reimburse Innate for all Lumoxiti related costs and expenses, and Innate will remit proceeds from net sales to AstraZeneca. In the full year results 2020 announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was linked to the split of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca agreed to split the manufacturing costs, and Innate will pay $6.2 million on April 30, 2022.
The rise in other expenses mainly results from insurance costs, which increase following the listing of the Company on the Nasdaq.

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Net income (loss) from distribution agreements
During the transition period which ended on September 30, 2020, Lumoxiti products were commercialized in the U.S by AstraZeneca who is the owner of the regulatory approval. The Company concluded that it did not meet the criteria for being principal under IFRS 15 during the transition period. Consequently, the net result resulting from all Lumoxiti marketing’s operations was disclosed in the item line “Net income / (loss) from distribution agreements.” The Company recognized a €896 thousand net gain for the six months ended June 30, 2020, corresponding to production and marketing costs, net of sales proceeds, as invoiced by AstraZeneca in relation to Lumoxiti distribution agreement for the period.

Financial income (loss), net
We recognized a net financial gain of €1.7 million in the six months ended June 30, 2021 as compared to a net financial loss of €2.0 million in the six months ended June 30, 2020. This €3.7 million increase mainly resulted from the decrease in fair value of certain of our financial instruments (net gain of €1.0 million as compared to a net loss of €2.5 million for the six months ended June 30, 2021 and 2020, respectively). Such decrease in fair value of certain of our financial instruments resulted from the negative impact of the COVID-19 outbreak on the financial markets in the first half of 2020.

Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €159.4 million as of June 30, 2021, as compared to €190.6 million as of December 31, 2020. Net cash as of June 30, 2021 amounted to €117.3 million (€149.5 million as of December 31, 2020). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
The other key balance sheet items as of June 30, 2021 are:
•Deferred revenue of €38.1 million (including €27.6 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €45.9 million (including €38.4 million booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment received from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €34.8 million in relation to the research tax credit for 2019 and 2020 and the six-month period ended June 30, 2021;
•Intangible assets for a net book value of €45.2 million, mainly corresponding to the rights and licenses relating to the acquisition of the monalizumab and avdoralimab;
•Shareholders’ equity of €133.6 million, including the net loss of the period of €23.7 million;

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Cash-flow items
As of June 30, 2021, cash and cash equivalents amounted to €104.0 million, compared to €136.8 million as of December 31, 2020, corresponding in a decrease of €32.8 million.
The net cash flow generated during the period under review mainly results from the following:
•Net cash flow used by operations of €31.2 million for the six months ended June 30, 2021 as compared to net cash flows used by operations of €58.0 million for the six months ended June 30, 2020. This change is mainly explained by the decrease in commercial activities relating to Lumoxiti, in connection with the decision taken by the Company in December 2020 to return the commercial rights in the United States and in Europe to AstraZeneca.
•Net cash flow used in investing activities of €0.2 million. The Company has not made any investments in tangible, intangible or significant financial assets during the first half of 2021.
As a reminder, our net cash flow used in investing activities for the six months ended June 30, 2020 were €12.1 million and were mainly driven by (i) a €13.4 million ($1.5 million) additional consideration paid to AstraZeneca regarding Lumoxiti following the submission of the BLA to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase I clinical trial and (iii) the acquisition of financial assets for a net amount of €3.0 million. These items were partly offset by the reimbursement by AstraZeneca of the rebate relating to the acquisition of Lumoxiti (€7.0 million).
•Net cash flows used in financing activities for the six months ended June 30, 2021, are stable as compared to the six months ended June 30, 2020. These amounted to €1.2 million and were mainly related to repayments of financial liabilities.

Post period events
None.

Nota
The interim consolidated financial statements for the six-month period ended June 30, 2021 have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 14, 2021. They were reviewed by the Supervisory Board of the Company on September 14, 2021. They will not be submitted for approval to the general meeting of shareholders.

Risk factors
Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 27, 2021 (AMF
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number D.21-0361). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the universal registration document available on the internet website of the Company, except the risk described in the paragraph 3.4 “Risks relating to the return of rights from Lumoxiti to Astrazeneca” of the universal registration document, which is not relevant anymore for the Company. An update of that risk is presented in note G) of the half-year management review as of June 30, 2021. The risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

Related party transactions:
Transactions with related parties during the periods under review are disclosed in Note 19 to the interim condensed consolidated financial statements for the period ended June 30, 2021 prepared in accordance with IAS 34.
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